

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES ACQUISITION OF ADDITIONAL WILLESDEN GREEN CARDIUM AND MANNVILLE ASSETS

CALGARY, ALBERTA (November 13, 2012) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it has entered into an agreement to acquire additional highly prospective Cardium and Notikewin/Falher lands and production in the Willesden Green area of Alberta.

The assets to be acquired complement and are adjacent to Bellatrix's core area in the Ferrier/Willesden Green Cardium light oil resource play in West Central Alberta. With this acquisition, Bellatrix will be able to expand its land position in the highly prospective Cardium fairway in a cost effective manner while providing Bellatrix with the opportunity to apply its industry leading development techniques to these adjacent lands.

Key attributes of the of the Willesden Green assets to be acquired:

- Current production capability of approximately 500 boe/d (32% oil and liquids and 68% natural gas).

- 16 gross (11.95 net) sections of Cardium and Mannville prospective lands in the Ferrier/Willesden Green Cardium resource play.

- 25 net Cardium development locations increasing Bellatrix's ready to drill inventory to approximately 669 net locations.

- 4 net Notikewin/Falher development locations increasing Bellatrix's drill ready inventory to approximately 358 net locations

- 25% working interest in an operated compressor station and gathering system.

The purchase price of $21 million is expected to be funded using the Company's existing credit facilities. The Company recently received unanimous consent from its lenders to maintain its credit facilities at the existing $200 million level through to May 31, 2013.

The acquisition is expected to close on November 15, 2012 with an effective date of November 1, 2012.

The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including anticipated closing date of the acquisition disclosed herein, expected means of funding the purchase price of the acquisition discussed herein, expected benefits of the acquisition discussed herein, expectations of Bellatrix's ability to apply its current development techniques to the lands to be acquired, expected drilling locations and drilling inventory and management's assessments of the future plans and operations and their effect may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, failure to close the acquisition discussed herein at the time and on the terms expected, failure to achieve the expected benefits of the acquisition discussed herein, risks that the lands to be acquired will not be amendable to the same development techniques as Bellatrix's other lands, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.